ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 SEP -4 AM 7:21


03029810

27 August 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours



PROCESSED
SEP 1 1 2003
THOMSON FINANCIAL



Andrew Geddes
Corporate Communications

encls


ventracor


Service and Care
The
ALFRED

asx announcement

Ventracor 'Artificial Heart' Pilot Trial Update

Sydney, 20 August 2003: Medical investigators today provided a progress report on the Pilot Trial of Ventracor's 'artificial heart' being conducted at The Alfred hospital in Melbourne.

As foreshadowed in an announcement on 13 August 2003, the patient who received the first implant of the VentrAssist™ left ventricular assist system (LVAS) on 28 June 2003 was discharged home from hospital late yesterday.

The patient will continue to form part of the trial and will require ongoing monitoring by the medical investigators.

Chief Medical Investigator, Professor Don Esmore said: "While ongoing monitoring will be required as with a heart transplant patient, the quality of life for this patient has been substantially enhanced."

The Pilot Trial evaluates the safety of the VentrAssist™ LVAS in up to 10 patients.

The trial results will be based on outcomes from all patients. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Trisha Lee
The Alfred
Public Affairs Manager
03 9276 2266



asx announcement

Ventracor Announces $33.75 Million Placement

Sydney, 26 August 2003: Ventracor Limited (ASX:VCR) today announced that it had successfully raised $33.75 million gross through the placement of 15 million ordinary shares at an issue price of $2.25 per share to institutions in Australia, Europe and Asia and sophisticated investor clients of ABN AMRO Morgans Limited.

The Directors of Ventracor are currently considering the prospect of a rights issue to all shareholders at an issue price of no greater than the above placement price of $2.25 per share. An announcement on that will be made within the next two weeks.

The Chairman of Ventracor, Mr. John Massey, today said that "the focus of Ventracor is on the rapid commercialisation of its VentrAssist™ Left Ventricular Assist System".

The proceeds raised through the placement together with existing cash of $10.5 million will be used primarily to provide funding for the completion of the Australian Pilot Trial and the commencement of a global Pivotal Trial which is expected to start in early 2004.

As previously announced as part of the Pilot Trial, the first implant of the VentrAssist™ system was performed on 28 June 2003. The patient has made an excellent early recovery and was discharged from hospital on 19 August 2003.

Mr. Massey, in noting the positive results from the first human trials said "we are pleased with our progress. These funds will assist us in achieving our goal of successfully commercialising the VentrAssist™ system as soon as possible".

The Pilot Trial evaluates the safety of the VentrAssist™ system and the next implant is due to take place at The Alfred hospital shortly with the exact timing at the discretion of the medical investigators.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

Footnote: As required under paragraph 5 of Category 1 in Schedule 3 of Class Order 02/1180, the Company confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act 2001, if a prospectus were to be issued in reliance on Section 713 of the Corporations Act 2001 in relation to an offer of placement shares, has been disclosed to the Australian Stock Exchange.